UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Top Tankers Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Y8897Y107

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,089,806 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,089,806 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,089,806 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,089,806 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,089,806 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,089,806 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76026W208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,127,195 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,127,195 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,127,195 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76026W208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Overseas Ltd. 98-0507341
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,527,713 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,527,713 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,713 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 4, which amends and restates the Schedule 13D originally filed by QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC on December 26, 2006 and amended on December 29, 2006, January 29, 2007, and March 14, 2007 (the “Schedule 13D”), is being filed to reflect the addition of a reporting person, correct information relating to transactions that occurred on March 13, 2007, and report additional transactions subsequent to the filing of Amendment No. 3.

Item 1.	Security and Issuer

This Schedule 13D relates to common stock, $0.01 par value per share (the “Common Stock”) of Top Tankers Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 1, Vassilissis Sofia Str. & Meg., Alexandrou St., 151 24 Maroussi, Greece.

Item 2.	Identity and Background

(a) – (c). This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), its general partner, QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership (the “Fund”), QVT Overseas Ltd., a Cayman Islands company, and QVT Associates GP LLC, a Delaware limited liability company which is the general partner of the Fund and several ‘feeder’ funds including QVT Associates LP and QVT Global II L.P. The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The registered address of the Fund and QVT Overseas Ltd. is c/o Walkers SPV, Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The principal business of the Fund and of QVT Overseas Ltd. is investment in securities. QVT Financial’s principal business is investment management and it acts as the investment manager for the Fund, QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. QVT Financial is also the investment manager for other entities, including a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund, QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, the Fund, QVT Overseas Ltd., QVT Associates GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Fund., QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. and the Separate Account between August 10, 2005 and March 21, 2007 for approximately $24.6 million. The source of funds for the purchases was cash available for investment held by the Fund, QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. and the Separate Account.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, in the open market or otherwise, or dispose of, or cause to be disposed, such securities, derivatives or instruments, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial, the Fund, QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. or the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for QVT Overseas Ltd., which beneficially owns 1,527,713 shares of Common Stock, QVT Associates LP, which beneficially owns 564,699 shares of Common Stock, and QVT Global II L.P, which beneficially owns 562,496 shares of Common Stock. QVT Financial is the investment manager for the Fund, which currently beneficially owns no shares of Common Stock. QVT Financial is also the investment manager for the Separate Account, which holds 434,898 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 3,089,806 shares of Common Stock, consisting of the shares owned by QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

QVT Associates GP LLC, as General Partner of QVT Associates LP and QVT Global II L.P., may be deemed to be the beneficial owner of an aggregate amount of 1,127,195 shares of Common Stock, consisting of the shares owned by QVT Associates LP and QVT Global II L.P.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial, QVT Associates LP and QVT Global II L.P.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by QVT Associates LP and QVT Global II L.P., except to the extent of its pecuniary interest therein.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, the Fund, QVT Overseas Ltd. and QVT Associates GP LLC reflect amounts as of March 21, 2007. The Fund, QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. and Separate Account effected the following transactions in the Common Stock during the past 60 days:

•

On January 23, 2007, the Fund made the following purchases in the open market: 21,527 shares of Common Stock at a price of $4.88 per share and 44,776 shares of Common Stock at a price of $4.854 per share. On that date, the Separate Account made the following purchases in the open market: 3,473 shares of Common Stock at a price of $4.88 per share and 7,224 shares of Common Stock at a price of $4.854 per share.

•	On January 24, 2007, the Fund purchased 5,252 shares of Common Stock, and the Separate Account purchased 848 shares of Common Stock in the open market at a price of $4.815 per share.

•	On January 25, 2007, the Fund purchased 13,433 shares of Common Stock, and the Separate Account purchased 2,167 shares of Common Stock in the open market at a price of $4.82 per share.

•	On January 26, 2007, the Fund purchased 21,527 shares of Common Stock, and the Separate Account purchased 3,473 shares of Common Stock in the open market at a price of $4.82 per share.

•	On January 31, 2007, the Fund purchased 21,958 shares of Common Stock, and the Separate Account purchased 3,542 shares of Common Stock in the open market at a price of $5.00 per share.

•	On February 1, 2007, the Fund purchased 171 shares of Common Stock, and the Separate Account purchased 29 shares of Common Stock in the open market at a price of $5.045 per share.

•	On February 5, 2007, the Fund purchased 3,873 shares of Common Stock, and the Separate Account purchased 627 shares of Common Stock in the open market at a price of $5.15 per share.

•	On February 14, 2007, the Fund purchased 11,969 shares of Common Stock and the Separate Account purchased 1,931 shares of Common Stock in the open market at a price of $4.936 per share.

•	On February 15, 2007, the Fund purchased 6,458 shares of Common Stock and the Separate Account purchased 1,042 shares of Common Stock in the open market at a price of $4.907 per share.

•

On February 28, 2007, the Fund made the following purchases in the open market: 17,796 shares of Common Stock at a price of $4.82 per share and 4,391 shares of Common Stock at a price of $4.841 per share. On that date, the Separate Account made the following purchases in the open market: 2,871 shares of Common Stock at a price of $4.82 per share and 709 shares of Common Stock at a price of $4.841 per share.

•	On March 1, 2007, the Fund purchased 41,504 shares of Common Stock and the Separate Account purchased 6,696 shares of Common Stock in the open market at a price of $4.813 per share.

•	On March 2, 2007, the Fund purchased 21,063 shares of Common Stock and the Separate Account purchased 3,399 shares of Common Stock in the open market at a price of $4.83 per share.

•	On March 5, 2007, the Fund purchased 14,724 shares of Common Stock and the Separate Account purchased 2,376 shares of Common Stock in the open market at a price of $4.749 per share.

•

On March 8, 2007, the Fund made the following purchases in the open market: 27,555 shares of Common Stock at a price of $4.85 per share and 7,443 shares of Common Stock at a price of $4.842 per share. On that date, the Separate Account made the following purchases in the open market: 4,445 shares of Common Stock at a price of $4.85 per share and 1,076 shares of Common Stock at a price of $4.842 per share.

•

On March 9, 2007, the Fund made the following purchases in the open market: 60,277 shares of Common Stock at a price of $4.855 per share and 87,926 shares of Common Stock at a price of $4.842 per share. On that date, the Separate Account made the following purchases in the open market: 9,723 shares of Common Stock at a price of $4.855 per share and 12,703 shares of Common Stock at a price of $4.842 per share.

•

On March 12, 2007, the Fund purchased 47,361 shares of Common Stock in the open market at a price of $4.795 per share and sold 1,718 shares of Common Stock in the open market at a price of $4.81 per share. On that date, the Separate Account purchased 7,639 shares of Common Stock in the open market at a price of $4.795 per share and sold 282 shares of Common Stock in the open market at a price of $4.81 per share.

•

On March 13, 2007, the Fund purchased 43,055 shares of Common Stock in the open market at a price of $4.76 per share and sold 9,622 shares of Common Stock in the open market at a price per share of $4.778. On that date, the Separate Account purchased 6,945 shares of Common Stock in the open market at a price of $4.76 per share and sold 1,578 shares of Common Stock in the open market at a price per share of $4.778.

•

On March 20, 2007, QVT Associates LP purchased 3,290 shares of Common Stock, QVT Overseas Ltd. purchased 8,899 shares of Common Stock, QVT Global II L.P. purchased 3,277 shares of Common Stock and the Separate Account purchased 2,234 shares of Common Stock in the open market at a price of $4.503 per share.

•

On March 21, 2007, the Fund made the following sales in privately negotiated transactions, each at a price of $4.57 per share: 561,409 shares of Common Stock to QVT Associates LP, 1,518,814 shares of Common Stock to QVT Overseas Ltd. and 559,219 shares of Common Stock to QVT Global II L.P.

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, the reporting persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

From time to time, the reporting persons may enter into and dispose of certain derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the reporting persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2007

QVT FINANCIAL LP		QVT FUND LP		QVT OVERSEAS LTD.

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member	Title:	Director

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: March 27, 2007

QVT FINANCIAL LP		QVT FUND LP		QVT OVERSEAS LTD.

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member	Title:	Director

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation

Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management
Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management